SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No. ) *

Macrovision Solutions Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55611C108
(CUSIP Number)

June 5, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55611C108	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON OZ Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,809,602
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,809,602
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,809,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.63%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 55611C108	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Och-Ziff Holding Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,809,602
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,809,602
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,809,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.63%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 55611C108	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Och-Ziff Capital Management Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,208,795
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,208,795
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,208,795
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 55611C108	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,208,795
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,208,795
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,208,795
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.02%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 55611C108	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON OZ Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,430,901
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,430,901
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,430,901
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.26%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 55611C108	13G	Page 7 of 13 Pages

Item 1(a).	NAME OF ISSUER.

Macrovision Solutions Corporation

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

2830 De La Cruz Boulevard, Santa Clara, CA 95050

Items 2(a), 2(b) and 2(c).	NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i)

OZ Management LP ("OZ"), a Delaware limited partnership, with respect to the Shares reported in this Schedule 13G held by certain investment funds and discretionary accounts managed by OZ (the "Accounts").

(ii)

Och-Ziff Holding Corporation ("OZHC"), a Delaware corporation, which serves as the general partner of OZ, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

(iii)

Och-Ziff Capital Management Group LLC("OZM"), a Delaware limited liability company, is a holding company, which is the sole shareholder of OZHC and Och-Ziff Holding LLC, a Delaware limited liability company, which serves as the general partner of another investment fund, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

(iv)

Daniel S. Och, who is the Chief Executive Officer of OZHC and the CEO and Executive Managing Director of Och-Ziff Capital Management Group LLC, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

(v)	OZ Master Fund, Ltd. ("OZMD"), a Cayman Islands company, with respect to shares owned by it.

The citizenship of OZ, OZHC, OZM and OZMD is set forth above. Daniel S. Och is a United States citizen.

The address of the principal business office of each of the Reporting Persons except OZMD is 9 West 57th Street, 39th Floor, New York, NY 10019. The address of the principal business office of OZMD is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Suite 3307, Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands.

CUSIP No. 55611C108	13G	Page 8 of 13 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $.001 par value.

Item 2(e).	CUSIP NUMBER:

55611C108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) or 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);
(h)	☐	Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☒

CUSIP No. 55611C108	13G	Page 9 of 13 Pages

Item 4.	OWNERSHIP.

OZ serves as principal investment manager to a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G, including such an account for OZMD. OZHC serves as the general partner of OZ. As such, it may be deemed to control OZ and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC and Och-Ziff Holding LLC. As such, it may be deemed to control OZHC and Och-Ziff Holding LLC and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer and Executive Managing Director of OZM. As such, he may be deemed to control such entity and therefore be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

A.	OZ
	(a)	Amount beneficially owned: 6,809,602
(b)

Percent of class: 6.63% (All percentages herein are based on 102,678,031 shares of Common Stock reported to be outstanding as of May 2, 2008, as reflected in the Form 10-Q filed by the Company on May 5, 2008.)

	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 6,809,602
		(ii)	shared power to vote or to direct the vote: 0
		(iii)	sole power to dispose or to direct the disposition of: 6,809,602
		(iv)	shared power to dispose or to direct the disposition of: 0

B.	OZHC
	(a)	Amount beneficially owned: 6,809,602
	(b)	Percent of class: 6.63%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 6,809,602
		(ii)	shared power to vote or to direct the vote: 0
		(iii)	sole power to dispose or to direct the disposition of: 6,809,602
		(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 55611C108	13G	Page 10 of 13 Pages

C.	OZM
	(a)	Amount beneficially owned: 7,208,795
	(b)	Percent of class: 7.02%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 7,208,795
		(ii)	shared power to vote or to direct the vote: 0
		(iii)	sole power to dispose or to direct the disposition of: 7,208,795
		(iv)	shared power to dispose or to direct the disposition of: 0

D.	Daniel S. Och
	(a)	Amount beneficially owned: 7,208,795
	(b)	Percent of class: 7.02%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 7,208,795
		(ii)	shared power to vote or to direct the vote: 0
		(iii)	sole power to dispose or to direct the disposition of: 7,208,795
		(iv)	shared power to dispose or to direct the disposition of: 0

E.	OZMD
	(a)	Amount beneficially owned: 6,430,901
	(b)	Percent of class: 6.26%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 6,430,901
		(ii)	shared power to vote or to direct the vote: 0
		(iii)	sole power to dispose or to direct the disposition of: 6,430,901
		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

CUSIP No. 55611C108	13G	Page 11 of 13 Pages

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATIONS. (if filing pursuant to Rule 13d-1(c))

Each of the Reporting Persons hereby make the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55611C108	13G	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: June 16, 2008

/s/ Daniel S. Och

OZ MANAGEMENT LP
By Och-Ziff Holding Corporation
its general partner;
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och

Och-Ziff Holding Corporation
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och

Och-Ziff Capital Management Group LLC
By Daniel S. Och
Chief Executive Officer and
Executive Managing Director

/s/ Daniel S. Och

Daniel S. Och

/s/ Daniel S. Och

OZ MASTER FUND, LTD.
By Daniel S. Och
Director

CUSIP No. 55611C108	13G	Page 13 of 13 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 16, 2008

/s/ Daniel S. Och

OZ MANAGEMENT LP
By Och-Ziff Holding Corporation
its general partner;
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och

Och-Ziff Holding Corporation
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och

Och-Ziff Capital Management Group LLC
By Daniel S. Och
Chief Executive Officer and
Executive Managing Director

/s/ Daniel S. Och

Daniel S. Och

/s/ Daniel S. Och

OZ MASTER FUND, LTD.
By Daniel S. Och
Director